November 21, 2008

VIA EDGAR AND TELEFAX
(202) 772-9210

Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 7010

Re:	Goldspring, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-32429

Dear Ms. Davis:

We are in receipt of your letter to us, dated September 30, 2008, regarding the Form 10-KSB we filed on April 11, 2008 (the “10-KSB”) and the Form 10-Q we filed on August 8, 2008. We thank you for taking the time to review the filing and providing your comments. Your input is invaluable to us in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we have repeated your comments (bolded) below followed by our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis, page 17

1.    Please tell us and expand your disclosure to explain why the line item titled “Reclamation, exploration and test mining expenses” reflected a negative balance of $197,356 for the quarter ended December 31, 2007, as required by Item 307 of Regulation S-B, or otherwise advise. Please expand your disclosure to include the required disclosure under Item 307 of Regulation S-B.

On April 11, 2006, in the First Judicial District Court, Storey County, Nevada, wherein N.A. Degerstrom, Inc. (“Degerstrom”) sued the Company on various counts, including breach of contract, quantum merit, foreclosure of mechanic's lien, and assertion that the Degerstrom lien has priority over all other liens on the Plum Mine property. The plaintiff claimed damages in excess of $806,000 plus interest. The litigation was settled in early December 2007. Under the settlement agreement, GoldSpring paid Degerstrom $250,000 and both parties agree to dismiss their claims against the other. The agreement was subject to GoldSpring remitting $100,000 by December 11, 2007 and the balance of $150,000 by January 31, 2008. The Company made the final payment on January 31, 2008. In December 2007, obligations to N.A. Degerstrom were adjusted to reflect the settlement amount resulting in a reduction in accrued contract mining liabilities of approximately $500,000.

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us

We have expanded our disclosure to comply with Item 307 of Regulation S-B.

Controls and Procedures, page 26

2. Please confirm, if true, that you inadvertently excluded your management’s conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2007, as required by Item 307 of Regulation S-B, or otherwise advise. Please expand your disclosure to include the required disclosure under Item 307 of Regulation S-B.

I confirm that the exclusion was inadvertent. The disclosure is accordingly expanded in the Amendment No. 1 to Form 10-KSB being filed in connection herewith.

Management’s Annual Report on Internal Control over Financial Reporting, page 26

3. Please include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a)(2) of Regulation S-B.

The framework used was the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework and Internal Control over Financial Reporting-Guidance for Smaller Public Companies. This has been so disclosed in the Amendment No. 1 to Form 10-KSB being filed in connection herewith.

4. Please tell us what you mean by the following statement, “Except as stated below, Management’s assessment of the effectiveness of the small business issuer’s internal control over financial reporting is as of the year ended December 31, 2007.” In this regard and in accordance with Item 308(a)(3) of Regulation S-B, management is required to include a statement as to whether or not internal control over financial reporting is effective as of the end of the most recent fiscal year. Please confirm, if true, that your assessment under Item 308(a)(3) of Regulation S-B was made as of December 31, 2007 or otherwise advise. In addition, please modify your disclosure to comply with the referenced guidance, as appropriate.

The “except as stated below” reference is inadvertent. I confirm that our assessment under Item 308(a)(3) of Regulation S-B was made as of December 31, 2007.

5.    We note your disclosure regarding the remedial measures you initiated and planned to undertake to address the significant deficiencies in your internal control over financial reporting. Please expand your disclosure here and in your quarterly report for the quarter ended June 30, 2008 to address whether there is an established timeline for implementing such remedial measures. In addition, please expand your disclosure in your annual report and quarterly report to provide quantitative information regarding the cost of the remedial actions you have identified.

During the quarter ended September 30, 2008, we authorized the establishment of an audit committee which we expect to occur on or about January 1, 2009. The proposed committee will be composed of three board members, two of which can be considered independent board members and a “financial expert”.  The audit committee intends to develop an audit committee charter, within the next six months.  To further enhance the effectiveness of our financial reporting, we have engaged the services of ProLianze Group, LLC to assist management in the preparation and review of its quarterly and annual public filings.  ProLianze Group provides consulting services to supplement the accounting and financial capabilities of smaller public companies.  We estimate the annual cost of these remedial actions which include compensation, fees, additional insurance, board meetings, travel and record keeping costs to be approximately $60,000.

Executive Compensation, page 28

Stock Options, page 28

6. Please update the disclosure under this heading to indicate whether you issued any stock options during fiscal year 2007.

The disclosure was updated to read: We granted stock options to an officer in 2007. There were shares of common stock underlying unexercised stock options at December 31, 2007. This information is summarized herein below.
.

7. Based upon your disclosure on page 30, we note that Mr. Faber has outstanding vested stock options. However, we are unable to locate any of the required disclosures under paragraphs 64 and A240 and 241 of FAS 123R. Please expand your footnotes to the financial statements accordingly or otherwise advise how you have complied with the disclosure requirements under FAS 123R.

Although Mr. Faber’s Employment Agreement calls for a stock option grant of 80,000,000, it does not specify the date the Company would make the grant. The Company granted Mr. Faber the 80,000,000 share options in January 2008 and thus the footnotes are accurate. Furthermore, we deemed the grant not to be material and thus did not include it as a subsequent event.

Consolidated Balance Sheet, pages F-3 and F-4

8.
Please tell us and include disclosure within your footnotes and your management’s discussion and analysis to explain the nature of the line items “Other - embedded derivative” totaling $906,989 and “Derivative liability” totaling $776,385 as of December 31, 2007 and the accounting guidance your are relying on in support of your presentation.

We will add the following comments to our MD&A discussion:

“Other - embedded derivatives” totaling $906,989 at December 31, 2007 represents the net debt discount resulting from the original determination of the fair value of the conversion feature (embedded derivative) included in the debt, net of periodic amortizations of interest expense.

“Derivative liability” totaling $776,385 at December 31, 2007 represents the fair value of warrants and the conversion features (embedded derivatives).

Consolidated Statements of Operations, page F-5

9.	Please explain to us why you have not reflected the change in the fair value of your derivatives in your determination of net loss for the year ended December 31, 2007.

We are aware that derivatives, by their nature, are estimates of the Company’s potential liability for the issuance of common shares in the future. During the end of 2007, we were engaged in financing negotiations that would essentially establish a fixed conversation price for the convertible notes. The results of the financing negotiations occurred in the first quarter of 2008 and were recorded in the second quarter of 2008. In negotiating additional financing, a favorable conversion rate was established. That favorable rate with a new lender triggered “favored nations” clauses in all our convertible debentures, which ultimately resulted in the elimination of all legacy amounts reflected as “Other - embedded derivatives” and “Derivative liability” as of June 30, 2008.

We evaluated the fair value of the “Derivative liability” at December 31, 2007 and concluded, based in part on our estimates of their changes in fair value and in part on our knowledge that the completion of the financing negotiations in progress regarding conversion pricing would most likely change the nature and the character of the amounts recorded. We further concluded that to record any changes in fair value in 2007 would not be meaningful when considering the upcoming changes and when compared to our $17.2 million stockholders’ deficit at December 31, 2007 and our $4.1 million net loss for the year then ended.

Note 3 - Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-9

10.      It appears from your disclosure that you have sales contracts that include provisional pricing mechanisms. Please confirm, if true, that these contracts are accounted for as embedded derivative instruments under FAS 133 or otherwise advise. If applicable, please expand your disclosure to provide further detail as to the nature of the pricing arrangements and your accounting for the arrangements as embedded derivatives. Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address:

Our sales contract with the refiner, Johnson-Matthey, does not include pricing mechanisms. All sales are based on the quantity of metals delivered and the value of the metals at the time of sale.

Reclamation Liabilities and Asset Retirement Obligations, page F-11

11. We note your statement that “Since we do not yet have proven or probable reserves as defined by Industry Guide 7, and in accordance with SFAS No. 143 our asset retirement obligation was expensed directly as a reclamation expense.” Please confirm, if true, that the fair value of the liability of your asset retirement obligations, determined in accordance with 8 of FAS 143, are reported in your balance sheet as of December 31, 2007, or otherwise advise, In this regard, we note your statement on page F-15 that you have recorded a liability to reflect your obligation to reclaim the Plum Mine facility and that “Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule;” and that such “costs are based on management’s current estimate of amounts expected to be incurred when the remediation work in performed within current laws and regulations.”

It is true, that the fair value of the liability of our asset retirement obligations, determined in accordance FAS 143, are reported on our balance sheet as of December 31, 2007.

Earnings per Common Share, page F-11

12. We note your disclosure that “For the years ended December 31, 2007 and 2006, we had net losses for which the affect of common stock equivalents would be anti-dilutive. Accordingly on basis and dilutive loss per share is presented.” Please expand your disclosure to include the number of shares that were considered anti-dilutive for purposes of calculating diluted EPS, in accordance with paragraph 40(c) of FAS 128.

Our disclosure has been updated to include a summary of all securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

Note 8 - Convertible Debentures and Notes Payable, page F-16

General

13. It appears from your disclosure of the terms of the various outstanding convertible debentures and notes payable that certain of these instruments may contain embedded conversion features requiring bifurcation from the host contract. Please tell us and disclose how you have considered and applied the accounting guidance of FAS 133 and EITF 00-19, as applicable, for each of your outstanding convertible debentures and notes payable with embedded conversion features. As part of your response, please provide a detailed summary schedule, by outstanding instrument, to aid our understanding of your accounting and disclosure for the periods ended as of December 31, 2007 and June 30, 2008. For further guidance on this topic, please refer to Item II.B. of the Current Accounting and Disclosure Issues in the division of Corporation Financing concerning the classification and measurement of warrants and embedded conversion features, located on our website at the following address: http://www.sec.gov/divisions/corpfin/dfacctdisclosureissues.pdf

We are providing the following information in response to your request.
Goldspring , Inc.
Schedule of Convertible Debentures
December 31, 2007

		Other -			Fair
	Convertible	Embeded	Derivative		Value
Balance Sheet Classification	Debentures	Derivatives	Liability	Feature	Comments
Convertible Debentures Payable:
Investors	$1,570,237	$-	$-	a,b	1
Mandatory Redemption Payment	5,737,058	-	-	a	2
Failure to Deliver Shares	90,944	-	-	a	3

Convertible Notes Payable - 2006	2,170,000	906,989	776,385	a,b	4

Total	$9,568,239	$906,989	$776,385

Compound emdeded derivative Features:
a	Conversion rights
b	Warrants

Note: Please see response to inquiry #8 which provided definitions of the terms “Other - Embeded derivatives” and “Derivative liabilities”.
Fair Value Comments:
1.
Convertible Debentures Payable - Investors - Consists of 8% convertible notes and 4 year warrants to purchase approximately 27.8 million shares of common stock at an exercise price of $.20 per share. We applied Black-Scholes to the conversion feature and determined that the resultant fair value estimate was nil. We estimated the fair value of the warrants by determining that the likelihood of our stock price achieving the $.20 per share conversion price before their expiration, as highly remote. The 4 year warrants expire in November 2008 and our stock price at November 19, 2008 was $.01.

2.
Convertible Debentures Payable - Mandatory Redemption Payment - Consists of a six 12% convertible notes. The notes convert essentially at 85% of the average five (5) lowest closing bid price. We applied Black-Scholes to the conversion feature and determined that there was a change in estimated fair value. As previously discussed in our response to inquiry #9, we concluded, based in part on our estimates of the changes in fair value and in part on our knowledge of the negotiations in progress, that any resulting change in fair value would be eliminated in 2008 when the financing negotiation was completed. Accordingly, we concluded that due to the pending events to be triggered by the financing negotiations, no amount was recorded for the change in fair value.

3.
Convertible Debentures Payable - Failure to Deliver Shares - Consists of a small outstanding balance that was not deemed substantial enough to generate any material amount of Derivative liability when compared to our accumulated deficit or net losses. Accordingly, no amount was recorded for the change in fair value.

4.
Convertible Notes Payable - 2006- Consists of a series of 12% convertible notes which span from May 2006 through April 2007. The notes are convertible at a 15% discount to market value. Further, each note included warrants to purchase their pro rata share of 20,000,000 shares of common stock. We applied Black-Scholes to the conversion feature and determined that there was a change in estimated fair value. As previously discussed in our response to inquiry #9, we concluded, based in part on our estimates of the changes in fair value and in part on our knowledge of the negotiations in progress, that any changes in fair value would not be meaningful when compared to the events triggered by the financing negotiation and when compared to our $17.2 million stockholders’ deficit at December 31, 2007 and our $4.1 million net loss for the year then ended. Accordingly, no amount was recorded for the change in fair value.

2,200,000 Convertible Debenture Financing, page F-19

14.  Please tell us and disclose how the amounts shown in the table for the Winfield Debenture Payables, totaling $1,550,000, but shown as totaling $1,350,000, relate to the items shown in the table of convertible debentures classified as current liabilities, totaling $9,568,239

The schedule was corrected and now conforms to the $2,200,000 Convertible Debenture disclosure on page 25.

Note 13 - Subsequent Events, page F-26

15.   We note from your disclosure that on “February 20, 2008, Goldspring sold 50,000,000 shares of its Common Stock at $0.01 per share purchase price. In lieu of triggering any and all “favored nations” rights, the lenders have agreed to accept $.01 per share as the new maximum conversion price all convertible notes owned by them.” Please confirm, if true, that you properly considered the accounting guidance found in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF 05-7, Accounting or Modifications to Conversion Options embedded in Debt Instruments and Related Issues, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment.

In order to obtain the additional financing referred, as an inducement we offered beneficial conversion terms of $0.01 per share to the new creditor. Our existing creditor agreements contained “favored nations” rights which required that their terms be reset to establish parity with any more favorable subsequent creditor’s terms. Accordingly, we do view the modification of conversion terms as constituting a “substantial modification of terms” as contemplated in EITF 96-19, and therefore we concluded based on that guidance that the old debt terms were extinguished. By establishing the $0.01 per share conversion price, we believe we have effectively eliminated the derivative consideration, since the conversion price of embedded conversion features is essentially no longer derived from the market price of our common shares. Consequently we removed all vestiges of the derivative valuations associated with the previous conversion features, from our accounts as reflected in our quarterly reporting as of June 30, 2008.

As to the accounting for the new conversion features, we believe that the resulting financial substance of the above transaction can more closely be described as an “embedded beneficial conversion feature”, since our stock traded in at $0.0205 per share on February 20, 2008, the commitment date for the transaction. Because our stock traded in excess of the conversion price of $0.01, the conversion feature was “in the money” at issuance. Accordingly, we are looking to the guidance offered in EITF 98-5 to form appropriate accounting treatment for the transaction.

EITF 98-5 provides that the intrinsic value of conversion features “in the money” when issued be recorded as a charge to Debt discount with an offset to APIC. We believe that this treatment most accurately represents the financial reality of the transaction. Offering a conversion rate that is so beneficial that it almost ensures conversion, would make recording the fair value of the transaction in the equity section (specifically APIC) as guided by EITF 98-5, appropriate.
As to the debt discount being carried on the balance sheet, we believe that although the conversion features are convertible, the conversion is both constrained and contingent on the market’s ability to absorb large quantities of our stock while preserving the beneficial pricing. Because there is an economic contingency on the conversion outside of our control, we intend to amortize the debt discount ratably into interest expense, over the life of the debt, as it is repaid or converted, whichever is faster.
Although we recorded the elimination of the derivative assets and liabilities associated with the previous conversion features, we did not record the fair value adjustment generated by the new conversion features. Therefore, we intend to amend our filings for the first, second and third quarters of 2008 to reflect establishing the new debt discount and the additional interest expense suggested by this accounting treatment.

Exhibits 31.1 and 31.2

16. It appears you have omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refer to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. Please refer to Release No. 33-8618 and modify your certification, as necessary, to include this required language. Please3 also note the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 must be worded such that it precisely matches the language as set forth in the Act. Please review your certifications to ensure their working complies exactly as set forth in Item 601(b)(31) of Regulation S-B.

Exhibits 31.1 and 31.2 have been consolidated since the CEO and CFO are the same person and modified as requested in both the 10-KSB and 10-Q.

Engineering Comments

17. We note that your website and some press releases refer to or use the terms “measured”, “indicated”, and “inferred” resources. If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml

Please indicate the location of this disclaimer in your response.

Such language shall now appear on all press releases as a legend at the bottom of the release and a legal disclaimer page containing this information has been added to the Company’s website.

18. Please change your Primary Standard Industrial Classification Code Number on the cover of your filings to reflect your current business activity. The present number 7389 indicated your business is primarily business services.

SIPC Code has been changed to 1081 - Metal Mining Services - in both the 10-KSB and 10-Q.

Description of Property, page 12

19. Please disclose the following information for each of your properties:

•	The nature of your company’s ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements.
•	The basis and duration of your mineral rights, surface rights, claims or concessions.
•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, mining leases or mining concessions.
•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.
•	The area of the claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The disclosure has been amended to include the said items above.

20. Please insert a small scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.
•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretative data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Our disclosure has been amended to include Maps of our properties as described above.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

21. Where comments on one section within the Form 10-KSB above also relate to disclosure in the Form 10-Q, please made parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

We are making the appropriate corresponding changes to the Form 10-Q.

Controls and Procedures, page 27

22. We note your statement that “Based on the evaluation and identification of the material weaknesses in our internal control over financial reporting described below, our Chief Executive Officer and our Chief Accounting Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were effective.” In light of the fact that a material weakness existed at June 30, 2008, please disclose in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by this report.

This was an unintentional conclusion. Below in the Item, it discusses that there were significant deficiencies but no material weaknesses, which is how we reached the conclusion as to effectiveness of internal controls. The language has been accordingly clarified.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Robert T. Faber

Robert T. Faber

cc: Jolie Kahn, Esq.